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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                      Environmental Tectonics Corporation
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                                (Name of Issuer)

                    Common Stock, $0.05 Par Value Per Share
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                         (Title of Class of Securities)

                                   294092101
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                                 (CUSIP Number)

                                   Joy Tartar
                             The Lenfest Group, LLC
                        300 Barr Harbor Drive, Suite 460
                             Conshohocken, PA 19428
                                  610-940-0910

                       copy to: Katayun I. Jaffari, Esq.
                                 Saul Ewing LLP
               Centre Square West, 1500 Market Street, 38th Floor
                          Philadelphia, PA 19102-2186

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          (Name, Address and Telephone Number of Person Authorized to
                      receive Notices and Communications)

                                  July 31, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  05334D 10 7

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         H.F. Lenfest
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)
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3.       SEC Use Only

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4.       Source of Funds (See Instructions)

         PF
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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e).

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6.       Citizenship or Place of Organization

         United States
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          Number of        7.       Sole Voting Power                 4,250,222
           Shares                                          --------------------
        Beneficially       8.       Shared Voting Power                       0
          Owned by                                         --------------------
       Each Reporting      9.       Sole Dispositive Power            4,250,222
         Person With                                       --------------------
                           10.      Shared Dispositive Power                  0
                                                           --------------------
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         4,250,222
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

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13.      Percent of Class Represented by Amount in Row (11)

         47.03%

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14.      Type of Reporting Person (See Instructions)

         PN
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ITEM 1.  SECURITY AND ISSUER

H.F. Lenfest's Amendment No. 3 to Schedule 13D relates to Lenfest's receipt of 3,000 Series B Cumulative Convertible Preferred Stock (the "Preferred Stock"), which is convertible into 449,101 shares of common stock of Environmental Tectonics Corporation (the "Company"). The Company's principle executive office is located at County Line Industrial Park, Southampton, PA 18966.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c) Mr. Lenfest is filing this Amendment No. 3 to Schedule 13D as an individual (the "Reporting Person"). The Reporting Person is President and Chief Executive Officer of the Lenfest Group, LLC, located at 300 Barr Harbor Drive, Suite 460, West Conshohocken, PA 19428.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 6, 2006, the Reporting Person entered into a Preferred Stock Purchase Agreement (the "Purchase Agreement") pursuant to which the Reporting Person purchased shares of Preferred Stock. The Purchase Agreement provided the Company the right to draw down funds until October 6, 2007 by selling additional shares of Preferred Stock to the Reporting Person. On July 31, 2006, the Company exercised its draw down right and the Reporting Person purchased 3,000 shares of Preferred Stock (convertible into 449,101 shares of common stock) from the Company for $3,000,000. This transaction was funded from the Reporting Person's personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person has acquired the additional securities of the Company described above as an investment. The Reporting Person has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D except as set forth below, each of which was previously disclosed in the Reporting Person's Schedule 13D dated February 18, 2003:



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(a) Under the terms of the Convertible Note and Warrant Purchase Agreement by
and between the Company and the Reporting Person dated as of February 18, 2003, as long as the Reporting Person or any of his affiliates beneficially own five percent (5%) of the outstanding shares of common stock, calculated on a fully-diluted basis, the Company agrees to nominate for election to its Board of Directors the Reporting Person or a designee of the Reporting Person to serve in such capacity, and the Company agrees to use its best efforts to procure the election and reelection to the Board of Directors of the Reporting Person or his designee.

(b) Upon each conversion of the Note (as defined in the Convertible Note and Warrant Purchase Agreement) or upon the grant by the Company of any of the 568,386 available but unissued stock options under the issuer's stock option plan, the Issuer agrees to issue additional warrants entitling the Reporting Person to purchase shares of common stock equal to ten percent (10%) of the shares of common stock either issued upon such conversion of the Note or issuable upon the exercise of such stock options. The exercise price and other terms and conditions of these additional warrants shall be the same as may then apply to the original warrant.

(c) The Note bears interest on the outstanding principal amount at an annual rate equal to ten percent (10%). The Note permits the Company to defer its quarterly payments of interest, which, upon deferral, will be added to the principal and accrue interest thereon. At any time, or from time to time, the Reporting Person may convert all or a portion of the then outstanding principal balance of, and accrued and unpaid interest on, the Note into shares of common stock at a conversion price of $6.05 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 4,250,222 shares of common stock, which constitutes 47.03% of the common stock outstanding (based upon 9,037,937 shares of common stock issued and outstanding as of June 23, 2006).

(b) The Reporting Person has the sole voting power and power to dispose of 4,250,222 shares of common stock.

(c) In the past 60 days or since the most recent filing on Schedule 13D by the Reporting Person, the Reporting Person effected the following transaction:

On July 31, 2006, pursuant to the Purchase Agreement, the Company exercised its draw down right thereunder and the Reporting Person purchased 3,000 shares of Preferred Stock (convertible into 449,101 shares of common stock) from the Company for $3,000,000.

(d) Not applicable.

(e) Not applicable.



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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

On April 6, 2006, the Company entered into a Preferred Stock Purchase Agreement (the "Purchase Agreement") with the Reporting Person, pursuant to which, among other things, the Company sold 3,000 shares of its newly-created Preferred Stock to the Reporting Person for $3,000,000 (the "Initial Draw Down"). A copy of the Purchase Agreement is included as Exhibit 10.1 to the Current Report on Form 8-K filed on April 7, 2006 and is incorporated herein by reference.

Under the terms of the Purchase Agreement, the Company may draw down funds until October 6, 2007 by selling additional shares of Preferred Stock to the Reporting Person. The draw downs are required to be in increments of at least $1,000,000 and the aggregate total of all draw downs, including the Initial Draw Down, cannot exceed $15,000,000. Assuming that the Company is not then in default of its obligations under the Purchase Agreement and that the closing price for the Company's common stock on the American Stock Exchange (the "AMEX") is $4.95 (the "Floor Price") or greater, the Reporting Person will be required to tender the funds to the Company upon the Reporting Person's receipt of a draw down request. The Company may not deliver a draw down request to the Reporting Person at any time in which the closing price for its common stock is less than the Floor Price. The Floor Price is equal to the closing price for the Company's common stock on April 5, 2006, the trading day immediately prior to the signing of the Purchase Agreement and the Initial Draw Down. On July 31, 2006, pursuant to a Draw Down Notice by the Company, the Reporting Person purchased 3,000 shares of Preferred Stock for $3,000,000 (the "Second Draw Down").

The conversion price for converting the Preferred Stock into shares of the Company's common stock is set with respect to the shares of Preferred Stock issued in connection with a specific draw down based on the closing price for the Company's common stock on the trading day immediately prior to the draw down. For example, the Preferred Stock issued in the Second Draw Down, and included in this Amendment No. 3 to Schedule 13D, is convertible into 449,101 shares of the Company's common stock based upon a conversion price of $6.68.

The Company granted the Reporting Person certain demand and "piggy back" registration rights pursuant to a Registration Rights Agreement with respect to the shares of common stock issuable upon conversion of the Preferred Stock. A copy of the Registration Rights Agreement is included as Exhibit 10.2 to the Current Report on Form 8-K filed on April 7, 2006 and is incorporated herein by reference.

Except as set forth (i) above, (ii) in the Reporting Person's Schedule 13D dated February 18, 2003, (iii) in the Reporting Person's Amendment No. 1 to Schedule 13D filed on February 22, 2005, (iv) in the Reporting Person's Amendment No. 2 to Schedule 13D filed on April 25, 2006, and (iv) the exhibits attached thereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, any other person or the Company with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits to this Amendment No. 3 to
Schedule 13D:

1.Preferred Stock Purchase Agreement, between the Company and the Reporting Person, dated April 6, 2006 (incorporated by reference to the Company's Current Report on Form 8-K, filed on April 7, 2006).

2. Registration Rights Agreement, between the Company and the Reporting Person, dated April 6, 2006 (incorporated by reference to the Company's Current Report on Form 8-K, filed on April 7, 2006).


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 16, 2006                             /s/ H.F. Lenfest
                                                  ----------------
                                                  H.F. Lenfest
                                                  Reporting Person














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